Mary Jo Reilly

Partner

215-988-1137 Direct

215-988-2757 Fax

Maryjo.Reilly@dbr.com

June 19, 2012

VIA EDGAR

Houghton R. Hallock

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Funds (“Registrant”)
Post-Effective Amendment No. 83
(File Nos. 33-73404 and 811-08236)

Dear Mr. Hallock:

The following responds to the comments we received from you on June 12, 2012 regarding the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A referenced above (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register shares of the Multi-Manager Global Listed Infrastructure Fund (the “Fund”). Our responses (in bold) follow your comments:

1. Comment: Under the “Summary Section - Fees and Expenses of the Fund,” please revise footnote 2 to provide the contractual limit on the Fund’s “Total Annual Fund Operating Expenses After Expense Reimbursement” and any items that are excluded from the limit.

Response: Registrant will revise footnote 2 to read as follows:

“The Northern Trust Company of Connecticut and Northern Trust Investments, Inc. (the “Investment Advisers”) have contractually agreed to reimburse certain expenses of the Fund (excluding acquired fund fees and expenses; a portion of the compensation paid to each Trustee who is not an officer, director or employee of Northern Trust Corporation or its subsidiaries; expenses related to third-party consultants engaged by the Board of Trustees of the Funds; membership dues paid to the Investment Company Institute and Mutual Fund Directors Forum; extraordinary expenses; and interest, if any) to the extent the “Total Annual Fund Operating Expenses After Expense Reimbursement” exceed 1.00%. This contractual limitation may not be terminated before July 31, 2013 without the approval of the Fund’s Board of Trustees.”

2. Comment: Under the “Summary Section – Fees and Expenses of the Fund,” please confirm whether the Fund’s acquired fund fees and expenses will exceed 0.01%.

Houghton R. Hallock

June 19, 2012

Response: Registrant confirms that the Fund does not anticipate acquired fund fees and expenses exceeding 0.01%.

3. Comment: Under the “Summary Section – Principal Investment Strategies,” please disclose that “net assets” for the purposes of the Fund’s policy to invest at least 80% of its net assets in securities of infrastructure companies will be exclusive of borrowings for investment purposes.

Response: Registrant will make the requested change.

4. Comment: Under the “Summary Section – Principal Investment Strategies,” please confirm whether the Fund will invest more heavily in any particular sector of infrastructure companies.

Response: Registrant will add the following sentence to its discussion of principal investment strategies: “The Fund expects to invest a significant portion of its assets in infrastructure companies operating in the utilities and energy sectors.”

5. Comment: Under “Statement of Additional Information – Investment Restrictions,” please confirm whether investments made by the Fund in personal credit finance companies and business credit finance companies will be made in connection with the Fund’s investments in infrastructure companies.

Response: Registrant does not anticipate that any investments in personal credit finance companies or business credit finance companies will be made in connection with investments in infrastructure companies.

We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-1137.

Sincerely,

/s/ Mary Jo Reilly
Mary Jo Reilly

cc: Craig Carberry, Esq.